[Castle Resorts letterhead]

November 13, 2013

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Email Dated 11/08/13

The Castle Group Inc. From 10-K Filed 4/1/13, File No. 000-23338

Dear Mr. Gordon:

We are in receipt of your email referenced above and our responses to each of your comments are as follows:

 1.           Please tell us what changed in the New Zealand management contract that caused the change from a gross revenue contract to a net revenue contract.

As described in our filing, we have two types of management agreements, a gross and a net contract defined in our filings as:

The Company has two basic types of agreements.  Under a “Gross Contract” the Company records revenue which is based on a percentage of the gross rental proceeds received from the rental of hotel or condominium units.   Under a “Gross Contract” the Company pays a portion of the gross rental proceeds to the owner of the rental unit.  The Company only records the difference between the gross rental proceeds and the amount paid to the owner of the rental unit as “Revenue Attributed from Properties.”  Under the Gross Contract, the Company is responsible for all of the operating expenses for the hotel or condominium unit.  Under a “Net Contract”, the Company receives a management fee that is based on a percentage of the gross rental proceeds received from the rental of hotel or condominium units.  Under the Net Contract, the owner of the hotel or condominium unit is responsible for all of the operating expenses of the rental program covering the owner’s unit and the Company also typically receives an incentive management fee, which is based on the net operating profit of the covered property. Additionally, under a net contract, in most cases we employ on-site personnel to provide services such as housekeeping, maintenance and administration to property owners under our management agreements and for such services the Company recognizes revenue in an amount equal to the expenses incurred.  Revenues received under the net contract are recorded as Management and Service Income.  Under both types of agreements, revenues are recognized after services have been rendered.  A liability is recognized for any deposits received for which services have not yet been rendered.

Under a Gross Contract, the Company records the expenses of operating the rental program at the property covered by the agreement. These expenses include housekeeping, food & beverage, maintenance, front desk, sales & marketing, advertising and all other operating costs at the property covered by the agreement.  Under a Net Contract, the Company does not record the operating expenses of the property covered by the agreement, other than the personnel costs mentioned in the previous paragraph. The difference between the Gross and Net contracts is that under a Gross Contract, all expenses, and therefore the ownership of any profits or the covering of any operating loss, belong to and is the responsibility of the Company; under a Net Contract, all expenses, and therefore the ownership or any profits or the covering of any operating loss belong to and is the responsibility of the owner of the property.  The operating expenses of properties managed under a Gross Contract are recorded as “Attributed Property Expenses.”

Mr. Daniel L. Gordon

November 13, 2013

In July 2001, Castle entered into lease agreements (in lieu of a traditional net management agreements) with each of the owners of approximately 250 investment units of the Spencer on Byron condominium project for the purpose of having those units be part of the rental program at the Spencer on Byron Hotel.  The leases were for a period of ten years expiring on July 18, 2011, which was extended by mutual agreement through July 31, 2011.  The lease agreements terminated effective July 31, 2011 under this agreement, the Company was responsible for all expenses of the operation and any profits or losses from the operations after making the agreed upon lease payments to the unit owners belonged to the Company and therefore, we recorded these operations under a Gross contract.

Effective August 1, 2011, the Company entered into a traditional management agreement with the unit owners under a net contract through January 31, 2012, during which time a longer term contract was negotiated with the unit owners. In February 2012, the Company entered into a new 10 year contract with the majority of the unit owners.  Under both of the agreements, through January 2012 and January 2022, the Company is paid as consideration a percentage of revenue in addition to an incentive fee based upon the net operating profits of the operations, and any remaining profits or losses from the operations belong to and are paid to the owners of the units. Under the terms of the new contract, there is no guaranteed return to the unit owners and therefore the revenues and expenses of the room operations (and any profits or losses from the operations) at the property belong to the unit owners and not the Company, converting our reporting of this contract from a Gross contract to a Net contract.

2.           We note that EBITDA excludes foreign exchange gain/loss.  In future filings please remove this reconciling item from EBITDA as this measure should only exclude interest, taxes, depreciation and amortization.  If you would like to present EBITDA as adjusted in addition to EBITDA you could then exclude foreign exchange gains and losses to arrive at EBITDA as adjusted.

We will remove foreign exchange gains and losses as a reconciling item from EBITDA in all future filings, and will present Adjusted EBITDA which will exclude foreign exchange gain or loss.

3.           We note that you have not discussed the $8.1 million note payable due December 31, 2014 within the liquidity section of your MD&A.  In future filings please address how you intend to pay the $8.1 million note payable due December 31, 2013 and provide us with your future disclosure in your response.

We will address how we will repay the $8.1 million note payable due December 31, 2014 in all future filings.  The Company is at this time negotiating with the lender on a long term extension of the note payable, and although no assurance can be given, management is confident that this will be accomplished.

4.           In future filings please provide disclosure of short term and long term liquidity requirements.

We will provide disclosure of short term and long term liquidity requirements in all future filings.

We also acknowledge that:

a.          The Company is responsible for the adequacy and accuracy of the disclosure in the filing

b.          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

Mr. Daniel L. Gordon

November 13, 2013

c.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions or inquiries you may have, please do not hesitate to contact me via email at mnitta@castleresorts.com or via phone at (808) 834-0623.

Sincerely,

/s/ Michael Nitta

Michael Nitta

CFO

Castle Resorts & Hotels, Inc.